UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sizmek Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
83013P105
(CUSIP Number)
October 15, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 12 pages

CUSIP No.	83013P105
1.	Name of Reporting Person. Charles Douglas Bauer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization:	United States
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 5,700 (1)
6. Shared Voting Power 1,514,950 (2)
7. Sole Dispositive Power 5,700 (1)
8. Shared Dispositive Power 1,514,950 (2)
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 1,520,650
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 5.002% (3)
12.	Type of Reporting Person (See Instructions): IN.

(1) The shares of common stock of the Issuer (the “Shares”) set forth in Rows (5) and (7) include (a) 4,000 Shares directly owned by Charles Douglas Bauer and (b) 1,700 Shares directly owned by a SEP IRA for the benefit of Charles Douglas Bauer, over which Charles Douglas Bauer has voting and investment control.

(2) The Shares set forth in Rows (6) and (8) include (a) 4,000 Shares directly owned by the Ruth Bauer 2001 Management Trust, of which Charles Douglas Bauer is the trustee, and (b) 1,510,950 Shares directly owned by R&D Bauer Ventures, L.P., a Texas limited partnership, the general partner of which is RBDB Interest, L.L.C., a Texas limited liability company.  RBDB Interest, L.L.C. is owned by (i) Charles Douglas Bauer, (ii) the RJB 2009 Trust, of which Charles Douglas Bauer is the trustee, and (iii) the Ruth Bauer 2001 Management Trust, of which Charles Douglas Bauer is the trustee, and Charles Douglas Bauer is an officer of RBDB Interest, L.L.C..  Charles Douglas Bauer has voting and investment control over all such Shares.

(3) Based on a total of 30,398,505 Shares outstanding as of August 11, 2014, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

Page 2 of 12 pages

CUSIP No.	83013P105
1.	Name of Reporting Person. RJB 2009 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization:	Texas
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,510,950 (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,510,950 (1)
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 1,520,650 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 5.002% (3)
12.	Type of Reporting Person (See Instructions): OO.

(1)  The Shares set forth in Rows (6) and (8) include 1,510,950 Shares directly owned by R&D Bauer Ventures, L.P., a Texas limited partnership, the general partner of which is RBDB Interest, L.L.C., a Texas limited liability company.  RBDB Interest, L.L.C. is owned by (a) Charles Douglas Bauer, (b) the RJB 2009 Trust, and (c) the Ruth Bauer 2001 Management Trust.  The RJB 2009 Trust is also a limited partner of R&D Bauer Ventures, L.P..  The trustee of the RJB 2009 Trust is Charles Douglas Bauer, who has voting and dispositive control over the trust assets.  The beneficiary of the RJB 2009 Trust is Ruth Jennifer Bauer, who has no voting or dispositive control over the trust assets.

(2)  The Shares set forth in Row (9) include (a) the Shares described in note (1) above, (b) 4,000 Shares directly owned by Charles Douglas Bauer, (c) 1,700 Shares directly owned by a SEP IRA for the benefit of Charles Douglas Bauer, and (d) 4,000 Shares directly owned by the Ruth Bauer 2001 Management Trust, as members of a “group” within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, as amended.

(3) Based on a total of 30,398,505 Shares outstanding as of August 11, 2014, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

Page 3 of 12 pages

CUSIP No.	83013P105
1.	Name of Reporting Person. Ruth Bauer 2001 Management Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization:	Texas
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,514,950 (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,514,950 (1)
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 1,520,650 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 5.002% (3)
12.	Type of Reporting Person (See Instructions): OO.

(1)  The Shares set forth in Rows (6) and (8) include (a) 4,000 Shares directly owned by the Ruth Bauer 2001 Management Trust, and (b) 1,510,950 Shares directly owned by R&D Bauer Ventures, L.P., a Texas limited partnership, the general partner of which is RBDB Interest, L.L.C., a Texas limited liability company.  RBDB Interest, L.L.C. is owned by (a) Charles Douglas Bauer, (b) the RJB 2009 Trust, and (c) the Ruth Bauer 2001 Management Trust.  The Ruth Bauer 2001 Management Trust is also a limited partner of R&D Bauer Ventures, L.P..  The trustee of the Ruth Bauer 2001 Management Trust is Charles Douglas Bauer, who has voting and dispositive control over the trust assets.  The beneficiary of the Ruth Bauer 2001 Management Trust is Ruth Jennifer Bauer, who has no voting or dispositive control over the trust assets.

(2)  The Shares set forth in Row (9) include (a) the Shares described in note (1) above, (b) 4,000 Shares directly owned by Charles Douglas Bauer, and (c) 1,700 Shares directly owned by a SEP IRA for the benefit of Charles Douglas Bauer, as members of a “group” within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, as amended.

(3) Based on a total of 30,398,505 Shares outstanding as of August 11, 2014, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

Page 4 of 12 pages

CUSIP No.	83013P105
1.	Name of Reporting Person. RBDB Interest, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization:	Texas
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,510,950 (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,510,950 (1)
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 1,520,650 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 5.002% (3)
12.	Type of Reporting Person (See Instructions): OO.

(1)  The Shares set forth in Rows (6) and (8) include 1,510,950 Shares directly owned by R&D Bauer Ventures, L.P., a Texas limited partnership, the general partner of which is RBDB Interest, L.L.C., a Texas limited liability company.  RBDB Interest, L.L.C. is owned by (a) Charles Douglas Bauer, (b) the RJB 2009 Trust, of which Charles Douglas Bauer is the trustee, and (c) the Ruth Bauer 2001 Management Trust, of which Charles Douglas Bauer is the trustee, and Charles Douglas Bauer is an officer of RBDB Interest, L.L.C..

(2)  The Shares set forth in Row (9) include (a) the Shares described in note (1) above, (b) 4,000 Shares directly owned by Charles Douglas Bauer, (c) 1,700 Shares directly owned by a SEP IRA for the benefit of Charles Douglas Bauer, and (d) 4,000 Shares directly owned by the Ruth Bauer 2001 Management Trust, as members of a “group” within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, as amended.

(3) Based on a total of 30,398,505 Shares outstanding as of August 11, 2014, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

Page 5 of 12 pages

CUSIP No.	83013P105
1.	Name of Reporting Person. R&D Bauer Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization:	Texas
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,510,950 (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,510,950 (1)
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 1,520,650 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 5.002% (3)
12.	Type of Reporting Person (See Instructions): PN.

(1)  The Shares set forth in Rows (6) and (8) include 1,510,950 Shares directly owned by R&D Bauer Ventures, L.P., a Texas limited partnership, the general partner of which is RBDB Interest, L.L.C., a Texas limited liability company.  RBDB Interest, L.L.C. is owned by (a) Charles Douglas Bauer, (b) the RJB 2009 Trust, of which Charles Douglas Bauer is the trustee, and (c) the Ruth Bauer 2001 Management Trust, of which Charles Douglas Bauer is the trustee, and Charles Douglas Bauer is an officer of RBDB Interest, L.L.C..

(2)  The Shares set forth in Row (9) include (a) the Shares described in note (1) above, (b) 4,000 Shares directly owned by Charles Douglas Bauer, (c) 1,700 Shares directly owned by a SEP IRA for the benefit of Charles Douglas Bauer, and (d) 4,000 Shares directly owned by the Ruth Bauer 2001 Management Trust, as members of a “group” within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, as amended.

(3) Based on a total of 30,398,505 Shares outstanding as of August 11, 2014, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

Page 6 of 12 pages

Item 1(a).  Name of Issuer:

Sizmek Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

401 Park Avenue South, 5th Floor
New York, NY 10016

Item 2(a).  Name of Persons Filing:

Charles Douglas Bauer
RJB 2009 Trust
Ruth Bauer 2001 Management Trust
RBDB Interest, L.L.C.
R&D Bauer Ventures, L.P.

The reporting persons have entered into a joint filing agreement, which is attached hereto as Exhibit A.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

4400 Post Oak Parkway, Suite 2160
Houston, Texas 77027

Item 2(c).  Citizenship:

Charles Douglas Bauer – United States
RJB 2009 Trust – Texas
Ruth Bauer 2001 Management Trust – Texas
RBDB Interest, L.L.C. – Texas
R&D Bauer Ventures, L.P. – Texas

Item 2(d).  Title of class of Securities:

Common stock, $0.001 par value.

Item 2(e).  CUSIP No.:

83013P105

Item 3.

Not Applicable.

Item 4.  Ownership

(a) –(c)

Incorporated by reference to Rows (5) – (9) and (11) of the cover page pertaining to each reporting person.

Page 7 of 12 pages

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The identity of each member of the group is set forth in Exhibit B attached hereto.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer

Dated: October 27, 2014	RJB 2009 TRUST

	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: Trustee
Dated: October 27, 2014	RUTH BAUER 2001 MANAGEMENT TRUST

	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: Trustee
Dated: October 27, 2014	RBDB INTEREST, L.L.C.

	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: President
R&D BAUER VENTURES, L.P. By: RBDB Interest, L.L.C., its General Partner

Dated: October 27, 2014	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: President

Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A                      Joint Filing Agreement
Exhibit B                      Identification and Classification of Members of the Group

Page 10 of 12 pages

EXHIBIT A

Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(b)(1)(ii)(J) and Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: October 27, 2014	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer

Dated: October 27, 2014	RJB 2009 TRUST

	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: Trustee
Dated: October 27, 2014	RUTH BAUER 2001 MANAGEMENT TRUST

	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: Trustee
Dated: October 27, 2014	RBDB INTEREST, L.L.C.

	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: President
R&D BAUER VENTURES, L.P. By: RBDB Interest, L.L.C., its General Partner

Dated: October 27, 2014	By:	/s/ Charles Douglas Bauer
Name: Charles Douglas Bauer Title: President

Page 11 of 12 pages

EXHIBIT B

Identification and Classification of Members of the Group

Charles Douglas Bauer – Charles Douglas Bauer is an individual, who is a United States citizen.

RJB 2009 Trust – The RJB 2009 Trust is a trust created under the laws of the State of Texas.  The trustee of such is Charles Douglas Bauer, who exercises investment and voting control over the trust assets.  The beneficiary of such trust is Ruth Jennifer Bauer, who has no investment or voting control over the trust assets.

Ruth Bauer 2001 Management Trust – The Ruth Bauer 2001 Management Trust is a trust created under the laws of the State of Texas.  The trustee of such is Charles Douglas Bauer, who exercises investment and voting control over the trust assets.  The beneficiary of such trust is Ruth Jennifer Bauer, who has no investment or voting control over the trust assets.

RBDB Interest, L.L.C. – RBDB Interest, L.L.C. is a limited liability company organized under the laws of the State of Texas.  RBDB Interest, L.L.C. is owned by (i) Charles Douglas Bauer, (ii) the RJB 2009 Trust, and (iii) the Ruth Bauer 2001 Management Trust, and Charles Douglas Bauer is an officer of RBDB Interest, L.L.C.

R&D Bauer Ventures, L.P. – R&D Bauer Ventures, L.P. is a limited partnership organized under the laws of the State of Texas.  The general partner of R&D Bauer Ventures, L.P. is RBDB Interest, L.L.C., and the limited partners are (i) Charles Douglas Bauer, (ii) the C.T. Bauer Trust FBO Charles D. Bauer, (iii) the RJB 2009 Trust, (iv) the Ruth Bauer 2001 Management Trust, and (v) the Bauer 2010 Trust.

Page 12 of 12 pages